Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2020

(Unaudited and expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements
(Unaudited and expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		June 30, 2020	December 31, 2019
	Note	$	$
ASSETS

Cash and cash equivalents		5,974,801	1,641,721
Marketable securities	3	189,700	160,500
Other assets		185,663	281,517
CURRENT ASSETS		6,350,164	2,083,738

Exploration and evaluation assets	4	49,617,686	48,375,025

ASSETS		55,967,850	50,458,763

LIABILITIES

Accounts payable and accrued liabilities		704,225	372,790
Flow-through premium liability	5	34,728	89,775

CURRENT LIABILITIES		738,953	462,565

SHAREHOLDERS' EQUITY

Share capital	6	122,786,044	116,908,713
Contributed surplus		34,484,355	33,942,501
Deficit		(102,041,502)	(100,855,016)

SHAREHOLDERS' EQUITY		55,228,897	49,996,198

LIABILITIES AND SHAREHOLDERS' EQUITY		55,967,850	50,458,763

Commitments	9

Approved by the Board of Directors

  /s/ Kenneth Williamson     Director                                    /s/ Klaus Zeitler      Director

The accompanying notes are an integral part of these consolidated financial statements	2

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements
(Unaudited and expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$ (Restated - Note 2c)	$	$ (Restated - Note 2c)

Filing and regulatory fees	35,766	31,583	188,665	181,914
Office and administration	49,048	66,804	111,259	116,572
Professional fees	48,768	27,046	83,545	51,892
Rent and utilities	28,545	34,365	60,089	67,229
Share-based payments (note 8, 10)	70,998	95,436	166,853	161,276
Shareholder communication and travel	41,743	133,305	124,976	218,869
Wages and benefits (note 10)	276,532	259,016	573,400	524,296

CORPORATE EXPENSES	551,400	647,555	1,308,787	1,322,048

Foreign exchange loss (gain)	8,125	(285)	7,809	(695)
Interest income	(845)	(15,756)	(5,863)	(40,343)
Flow-through premium recovery (note 5)	(51,988)	(232,850)	(95,047)	(232,850)
Unrealized loss (gain) on marketable securities (note 3)	(81,300)	39,700	(29,200)	77,100

LOSS AND COMPREHENSIVE LOSS	425,392	438,364	1,186,486	1,125,260

Basic and diluted loss per share	0.00	0.00	0.01	0.01

Weighted average number of common shares outstanding	111,919,792	102,636,067	110,305,369	101,725,924

The accompanying notes are an integral part of these consolidated financial statements	3

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements
(Unaudited and expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30,		2020	2019
		$	$ (Restated - Note 2c)
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(1,186,486)	(1,125,260)

ITEMS NOT AFFECTING CASH
Share-based payments		166,853	161,276
Unrealized (gain) loss on marketable securities		(29,200)	77,100
Flow-through premium recovery		(95,047)	(232,850)
		42,606	5,526

Change in non-cash working capital items		94,127	16,329

OPERATING ACTIVITIES		(1,049,753)	(1,103,405)

FINANCING ACTIVITIES

Private placement proceeds	6	6,430,000	3,354,300
Private placement issuance costs	6	(179,146)	(336,360)
Exercise of stock options	7	12,500	25,000

FINANCING ACTIVITIES		6,263,354	3,042,940

INVESTING ACTIVITIES
Mineral property expenditures		(880,521)	(1,188,273)

INVESTING ACTIVITIES		(880,521)	(1,188,273)

CHANGE IN CASH AND CASH EQUIVALENTS		4,333,080	751,262

Cash and cash equivalents - Beginning		1,641,721	3,026,385

CASH AND CASH EQUIVALENTS - ENDING		5,974,801	3,777,647

The accompanying notes are an integral part of these consolidated financial statements	4

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements
(Unaudited and expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2018	100,784,001	111,891,213	33,484,162	(99,088,568)	46,286,807

Private Placement (note 6c)
Gross proceeds	3,727,000	3,354,300	-	-	3,354,300
Flow-through premium (note 5)	-	(857,210)	-	-	(857,210)
Issuance costs	-	(341,660)	-	-	(341,660)
Exercise of stock options	50,000	25,000	-	-	25,000
Transfer of stock option value	-	9,953	(9,953)	-	-
Share-based payments	-	-	199,300	-	199,300
Loss and comprehensive loss	-	-	-	(1,125,260)	(1,358,110)

JUNE 30, 2019 (Restated - Note 2c)	104,561,001	114,081,596	33,673,509	(100,446,678)	47,308,427

Shares issued - Acquisition of mineral claims (note 6b)	3,000,000	2,760,000	-	-	2,760,000
Exercise of stock options	75,000	47,000	-	-	47,000
Transfer of stock option value	-	20,117	(20,117)	-	-
Share-based payments	-	-	289,109	-	289,109
Loss and comprehensive loss	-	-	-	(641,188)	(408,338)

DECEMBER 31, 2019	107,636,001	116,908,713	33,942,501	(100,855,016)	49,996,198

Private Placement (note 6c)
Gross Proceeds	3,000,000	1,950,000	-	-	1,950,000
Issuance costs	-	(104,490)	-	-	(104,490)
Allocation of warrant value	-	(351,000)	351,000	-	-
Private Placement (note 6c)
Gross proceeds	4,000,000	4,480,000	-	-	4,480,000
Flow-through premium (note 5)	-	(40,000)	-	-	(40,000)
Issuance costs	-	(74,656)	-	-	(74,656)
Exercise of stock options	25,000	12,500	-	-	12,500
Transfer of stock option value	-	4,977	(4,977)	-	-
Share-based payments	-	-	195,831	-	195,831
Loss and comprehensive loss	-	-	-	(1,186,486)	(1,186,486)

JUNE 30, 2020	114,661,001	122,786,044	34,484,355	(102,041,502)	55,228,897

The accompanying notes are an integral part of these consolidated financial statements	5

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and six months ended June 30, 2020
(Unaudited and expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 15th Floor - 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project.  While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic.  The contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies and financial markets globally, potentially leading to an economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board ("IASB"), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

These financial statements were approved for issue by the Company's board of directors on July 27, 2020.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

The accompanying notes are an integral part of these consolidated financial statements	6

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and six months ended June 30, 2020
(Unaudited and expressed in Canadian dollars)

c. Restatement of previously issued interim financial statements

In relation to the private placement completed on April 29, 2019, the Company did not recognise a flow through premium liability and a flow through premium recovery in the condensed consolidated interim financial statements for the three and six months ended June 30, 2019. However, these adjustments were recognised in the audited financial statements for the year ended December 31, 2019.

A summary of the requisite adjustments on the financial statements for the three and six months period ended June 30, 2019 is set forth in the table below:

	Three months ended June 30, 2019	Six months ended June 30, 2019
Loss from operations (as previously reported)	$671,214	$1,358,110
Flow through premium recognised to statement of loss	$(232,850)	$(232,850)
Loss from operations (Restated)	$438,364	$1,125,260
Loss per share (as previously reported	$0.01	$0.01
Loss per share (Restated)	$0.00	$0.01

	As at June 30, 2019 (as previously reported)	As at June 30, 2019 (as restated)
Share Capital	$114,944,106	$114,081,596
Shareholders' Equity	$48,170,937	$47,308,427

3. MARKETABLE SECURITIES

As at June 30, 2020, the Company held marketable securities with an aggregate market value of $189,700 (December 31, 2019 - $160,500), consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $175,000 (December 31, 2019 - $150,000) and 420,000 common shares of Copper North Mining Corp. with a market value of $14,700 (December 31, 2019 - $10,500).

The accompanying notes are an integral part of these consolidated financial statements	7

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and six months ended June 30, 2020
(Unaudited and expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therefrom.  As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b. Canadian Creek (100% - Yukon, Canada)

On August 28, 2019, the Company acquired the mineral claims that comprise the Canadian Creek Property from Cariboo Rose Resources Ltd ("Cariboo Rose").  The Canadian Creek Property lies directly adjacent to the Casino Project.

The total consideration paid to Cariboo Rose consisted of 3 million common shares of the Company with a fair value of $2,760,000.  The Company also incurred $38,913 in closing costs.

c. Exploration and evaluation expenditures

	Casino	Canadian Creek	Total
	$	$	$

DECEMBER 31, 2018	41,946,079	-	41,946,079

Acquisition costs	-	2,798,913	2,798,913
Claims maintenance	4,963	-	4,963
Engineering	93,307	-	93,307
Exploration and camp support	3,003,005	-	3,003,005
Permitting	185,845	-	185,845
Salary and wages	260,903	-	260,903
Share-based payments	82,010	-	82,010

DECEMBER 31, 2019	45,576,112	2,798,913	48,375,025

Claims maintenance	25,575	-	25,575
Engineering	58,521	-	58,521
Exploration and camp support	958,810	-	958,810
Permitting	38,398	-	38,398
Salary and wages	132,379	-	132,379
Share-based payments	28,978	-	28,978

JUNE 30, 2020	46,818,773	2,798,913	49,617,686

The accompanying notes are an integral part of these consolidated financial statements	8

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and six months ended June 30, 2020
(Unaudited and expressed in Canadian dollars)

5. FLOW THROUGH PREMIUM LIABILITY

The flow-through premium liability balance as at June 30, 2020 of $34,728 (December 31, 2019 - $89,775) arose in connection with the flow-through share offering the Company completed on June 1, 2020. The reported amount is the remaining balance of the premium from issuing the flow-through shares.  The flow-through premium liability will be derecognized with a recovery in the statement of loss pro-rata with the amount of qualifying flow-through expenditures that are incurred by the Company.

The Company is committed to incurring on or before December 31, 2021 qualifying Canadian exploration expenses as defined under the Income Act, Canada ("Qualifying CEE") in the amount of $4,480,000 with respect to the flow-through share financing completed on June 1, 2020. None of the Qualifying CEE will be available to the Company for future deduction from taxable income.

As at June 30, 2020, the Company had incurred approximately $935,519 of Qualifying CEE and accordingly, recognized flow-through premium recoveries of $51,988 and $95,047 during the three and six months ended June 30, 2020 respectively ($232,850 during the three and six month ended June 30, 2019).

On May 17, 2019, the Company completed a flow-through share offering and recorded a flow-through premium liability of $857,210 and committed to incur Qualifying CEE in the amount of $3,354,300.  As at June 30, 2020, the Company had incurred all committed expenditures and no longer had a flow-through premium liability associated with this flow-through share offering.

6. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Acquisition of mineral claims

On August 28, 2019, Western acquired the 311 mineral claims that comprise the Canadian Creek Property from Cariboo Rose.  The Company issued 3 million common shares to Cariboo Rose valued at $0.92 per common share for an aggregate value of $2,760,000.

c. Financing

On June 1, 2020, Western completed a non-brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 4,000,000 FT Shares at a price of $1.12 per FT Share for aggregate gross proceeds of $4,480,000.  Issuance costs related to the private placement totaled $74,656.  A flow through premium liability of $40,000 was recognized. Refer note 5.

On February 28, 2020, Western issued 3,000,000 units at a price of $0.65 per unit for aggregate gross proceeds of $1,950,000.  Each unit consisted of one common share and half of a non-transferable warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.85 until February 28, 2025.  Issuance costs related to the financing totaled $104,490.

The accompanying notes are an integral part of these consolidated financial statements	9

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and six months ended June 30, 2020
(Unaudited and expressed in Canadian dollars)

The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Warrants issued	1,500,000
Exercise price	$0.85
Market price	$0.73
Expected term (years)	5.0
Expected share price volatility	61.3%
Average risk-free interest rate	1.07%
Expected dividend yield	-

FAIR VALUE ASSIGNED	$351,000

On May 17, 2019, Western completed a brokered private placement of FT Shares.  The Company issued a total of 3,727,000 FT Shares, comprised of (i) 3,333,333 FT Shares pursuant to the base offering and (ii) 393,667 FT Shares pursuant to the agent's exercise of its option, at a price of $0.90 per FT Share for aggregate gross proceeds of $3,354,300.  Issuance costs related to the private placement totaled $341,660.  A flow through premium liability of $875,210 was recognized. Refer note 5.

7. WARRANTS AND STOCK OPTIONS

a. Warrants

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$
DECEMBER 31, 2019	1,452,533	1.75

Issued	1,500,000	0.85
Expired	(1,452,533)	1.75

JUNE 30, 2020	1,500,000	0.85

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	4.67

JUNE 30, 2020	1,500,000	0.85	4.67

The accompanying notes are an integral part of these consolidated financial statements	10

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and six months ended June 30, 2020
(Unaudited and expressed in Canadian dollars)

b. Stock options

Based on the Company's stock option plan, most recently approved by the Company's shareholders at the annual general meeting held on May 30, 2018, Western may issue stock options for the purchase of up to 10% of issued capital.  The exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At June 30, 2020 the Company could issue an additional 5,241,099 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2018	5,200,001	0.98

Granted	2,075,000	0.87
Exercised	(125,000)	0.58
Expired	(850,000)	0.90
Forfeited	(150,000)	1.20

DECEMBER 31, 2019	6,150,001	0.96

Granted	200,000	1.11
Exercised	(25,000)	0.50
Expired	(100,000)	0.67

JUNE 30, 2020	6,225,001	0.97

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.50	591,667	0.50	0.11
$0.75	400,000	0.75	3.81
$0.90	1,675,000	0.90	3.97
$0.96	1,333,334	0.96	1.21
$1.11 - $1.20	2,225,000	1.19	2.85

JUNE 30, 2020	6,225,001	0.97	2.60

Of the total stock options outstanding, 4,641,661 were vested and exercisable at June 30, 2020.  The weighted average exercise price of vested stock options is $0.97 and the average remaining contractual life is 2.10 years.

The accompanying notes are an integral part of these consolidated financial statements	11

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and six months ended June 30, 2020
(Unaudited and expressed in Canadian dollars)

8. SHARE-BASED PAYMENTS

The following is a summary of stock options granted by the Company in 2020 and 2019 and fair value assigned to each grant.  The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions.

	June 11,	June 18,	April 23,
Inputs and assumptions	2020	2019	2019

Stock options granted	200,000	1,675,000	400,000
Exercise price	$1.11	$0.90	$0.75

Market price	$1.11	$0.78	$0.72
Expected option term (years)	3.0	3.0	3.0
Expected stock price volatility	49.7%	51.8%	51.6%
Average risk-free interest rate	0.27%	1.36%	1.56%
Expected forfeiture rate	-	-	-
Expected dividend yield	-	-	-

FAIR VALUE ASSIGNED	$75,000	$409,000	$100,000

9. COMMITMENTS

The Company must spend $4,480,000 on qualifying Canadian exploration expenditures by December 31, 2021.  Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax they would have realized had the Company incurred all expenditures renounced in March 2021 by December 31, 2021, and the amount that the investors actually realized.  As at June 30, 2020 the Company had incurred $590,519 in qualifying Canadian exploration expenditures and reduced its commitment to $3,889,481.

10. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company.  The remuneration of key management was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Salaries and director fees	195,796	217,533	454,351	420,825
Share-based payments	61,773	89,771	149,020	138,889

KEY MANAGEMENT COMPENSATION	257,569	307,304	603,371	559,714

Share-based payments represent the grant-date fair value of stock options previously granted to directors and officers that was recognized in the Company's consolidated financial statements during the periods presented above.

11. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

The accompanying notes are an integral part of these consolidated financial statements	12

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and six months ended June 30, 2020
(Unaudited and expressed in Canadian dollars)

12. CAPITAL MANAGEMENT

There has been no change in the Company's approach to capital management during the three and six months ended June 30, 2020.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital.

13. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  The Company deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western's maximum exposure to credit risk.

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

The accompanying notes are an integral part of these consolidated financial statements	13